UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2011
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 18, 2011, entitled "Notifiable trading”.

Notifiable trading

The following managers in Statoil have on 15 April 2011 bought shares in Statoil at a price of 151.00 NOK per share.

Number of acquired shares and their new total share holding are listed in the table below. The trade has been made trough DnBNOR Markets.

Name	Bought	New Share holding
Timothy Dodson	2,238	10,617
Reidar Gjærum	1,385	11,620
Helge Lund	6,049	41,205
Peter Mellbye	2,657	20,016
Øystein Michelsen	2,703	13,116
Torgrim Reitan	2,215	11,401
Tove Stuhr Sjøblom	1,937	5,540
Svein Skeie	1,141	9,025
Eldar Sætre	2,539	17,129
Kåre Thomsen	1,043	11,486
Margareth Øvrum	2,526	20,105

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 18, 2011	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer